

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

W. L. "Perch" Nelson
Chief Executive Officer
American Hospitality Properties REIT II, Inc.
14643 Dallas Parkway, Suite 970
Dallas, TX 75201

**Re: American Hospitality Properties REIT II, Inc.**
**Draft Offering Statement on Form 1-A**
**Submitted May 18, 2023**
**CIK 0001977210**

Dear W. L. "Perch" Nelson:

Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your draft offering statement fails to include the appropriate financial statements required by Part F/S of Form 1-A because it omits the financial statements of American Hospitality Properties REIT, Inc.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Isabel Rivera at 202-551-3518 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth L. Betts